

Investor Relations: Anjali Aggarwal
Media Relations: Jonathan Freedman
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results for the Third Quarter and Nine Months Ended September 30, 2020

Company reports EPS of $1.53, Economic EPS of $3.27 in third quarter of 2020

- ▶ Net Income (controlling interest) of $71 million, Economic Net Income of $152 million
- ▶ Adjusted EBITDA of $181 million, representing 12% growth versus prior quarter
- ▶ Repurchased approximately $85 million in common stock
- ▶ Issued $275 million 40-year hybrid bond, further extending balance sheet duration and enhancing liquidity

WEST PALM BEACH, FL, October 26, 2020 — Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the third quarter and nine months ended September 30, 2020.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG reported third quarter Adjusted EBITDA of $181 million, representing 12% quarter-over-quarter growth, as strong Affiliate investment returns more than offset challenges in certain quantitative strategies. AMG's Affiliates continue to generate alpha across a broad array of distinctive equity and alternative strategies, and are well-positioned to benefit as clients recognize increasing asset dispersion and engage high-performing, active managers to navigate rapidly changing markets. Independent partner-owned boutiques have historically outperformed in periods of heightened volatility, and clients view the most skilled active managers as key contributors to achieving their long-term objectives, particularly in a low-yield environment.

"As business activity levels continue to normalize, we have increased our focus on investing for growth and are executing on our opportunity set across both existing Affiliates and new Affiliate prospects operating in areas of strong client demand. AMG's unique investment model enables us to scale our business without the risk or cost of integration. With our three-decade track record as the partner of choice to leading independent firms, our Affiliates' long-term organic growth opportunities, and our commitment to returning excess capital to shareholders, we are confident in our ability to generate strong earnings growth and create long-term shareholder value."

FINANCIAL HIGHLIGHTS	Three Months Ended		Nine Months Ended	
(in millions, except as noted and per share data)	**9/30/2019**	**9/30/2020**	**9/30/2019**	**9/30/2020**
Operating Performance Measures				
AUM (at period end, in billions)	$ 750.7	$ 653.5	$ 750.7	$ 653.5
Average AUM (in billions)	765.4	657.9	770.7	652.2
Net client cash flows (in billions)	(19.7)	(14.0)	(42.2)	(46.0)
Aggregate fees	1,130.5	961.7	3,545.6	3,175.7
Financial Performance Measures				
Net income (loss) (controlling interest)	$ 86.3	$ 71.3	$ (6.8)	$ 86.3
Earnings (loss) per share (diluted)	1.71	1.53	(0.13)	1.83
Supplemental Performance Measures [1]				
Adjusted EBITDA (controlling interest)	$ 206.5	$ 181.2	$ 641.3	$ 543.6
Economic net income (controlling interest)	159.4	152.1	498.5	433.0
Economic earnings per share	3.16	3.27	9.75	9.17

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

Capital Management
During the third quarter of 2020, the Company repurchased approximately $85 million in common stock and announced a third-quarter cash dividend of $0.01 per common share, payable November 20, 2020 to common stockholders of record as of the close of business on November 5, 2020.

About AMG
AMG is a global asset management company with equity investments in leading boutique investment management firms. AMG's strategy is to generate long-term value by investing in leading independent active investment managers, through a proven partnership approach, and allocating resources across the Company's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach allows each Affiliate's management team to own significant equity in their firm while maintaining operational autonomy. In addition, AMG provides centralized assistance to its Affiliates on strategy, marketing, distribution, and product development. As of September 30, 2020, AMG's aggregate assets under management were approximately $654 billion, across a broad range of active, return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay and Presentation Information
A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13710888. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE		Alternatives		Global Equities		U.S. Equities		Multi-Asset & Fixed Income		Total
AUM, June 30, 2020	$	220.5	$	229.2	$	84.0	$	104.7	$	638.4
Client cash inflows and commitments		6.3		7.7		3.1		5.8		22.9
Client cash outflows		(9.9)		(13.5)		(8.5)		(5.0)		(36.9)
Net client cash flows		**(3.6)**		**(5.8)**		**(5.4)**		**0.8**		**(14.0)**
Market changes		1.3		15.1		5.5		3.5		25.4
Foreign exchange		1.7		2.3		0.2		0.5		4.7
Realizations and distributions (net)		(0.7)		(0.1)		—		—		(0.8)
Other		(0.1)		—		—		(0.1)		(0.2)
AUM, September 30, 2020	**$**	**219.1**	**$**	**240.7**	**$**	**84.3**	**$**	**109.4**	**$**	**653.5**

BY STRATEGY - YEAR TO DATE		Alternatives		Global Equities		U.S. Equities		Multi-Asset & Fixed Income		Total
AUM, December 31, 2019	$	241.2	$	274.9	$	100.0	$	106.4	$	722.5
Client cash inflows and commitments		22.6		24.9		10.8		16.7		75.0
Client cash outflows		(35.9)		(46.4)		(23.0)		(15.7)		(121.0)
Net client cash flows		**(13.3)**		**(21.5)**		**(12.2)**		**1.0**		**(46.0)**
New investments		3.7		—		—		—		3.7
Market changes		(9.5)		(9.5)		(2.4)		2.9		(18.5)
Foreign exchange		(1.3)		(2.8)		(0.2)		(0.9)		(5.2)
Realizations and distributions (net)		(1.4)		(0.1)		—		(0.2)		(1.7)
Other		(0.3)		(0.3)		(0.9)		0.2		(1.3)
AUM, September 30, 2020	**$**	**219.1**	**$**	**240.7**	**$**	**84.3**	**$**	**109.4**	**$**	**653.5**

BY CLIENT TYPE - QUARTER TO DATE		Institutional		Retail		High Net Worth		Total
AUM, June 30, 2020	$	364.9	$	161.8	$	111.7	$	638.4
Client cash inflows and commitments		9.1		8.9		4.9		22.9
Client cash outflows		(19.4)		(12.9)		(4.6)		(36.9)
Net client cash flows		**(10.3)**		**(4.0)**		**0.3**		**(14.0)**
Market changes		14.0		7.7		3.7		25.4
Foreign exchange		2.5		2.0		0.2		4.7
Realizations and distributions (net)		(0.7)		(0.1)		—		(0.8)
Other		—		(0.2)		—		(0.2)
AUM, September 30, 2020	**$**	**370.4**	**$**	**167.2**	**$**	**115.9**	**$**	**653.5**

BY CLIENT TYPE - YEAR TO DATE		Institutional		Retail		High Net Worth		Total
AUM, December 31, 2019	$	407.2	$	198.1	$	117.2	$	722.5
Client cash inflows and commitments		30.4		30.4		14.2		75.0
Client cash outflows		(57.2)		(48.9)		(14.9)		(121.0)
Net client cash flows		**(26.8)**		**(18.5)**		**(0.7)**		**(46.0)**
New investments		3.7		—		—		3.7
Market changes		(9.2)		(9.2)		(0.1)		(18.5)
Foreign exchange		(2.6)		(2.3)		(0.3)		(5.2)
Realizations and distributions (net)		(1.4)		(0.2)		(0.1)		(1.7)
Other		(0.5)		(0.7)		(0.1)		(1.3)
AUM, September 30, 2020	**$**	**370.4**	**$**	**167.2**	**$**	**115.9**	**$**	**653.5**

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Three Months Ended	
	9/30/2019	9/30/2020
Consolidated revenue	$ 549.0	$ 494.8
Consolidated expenses:		
Compensation and related expenses	222.0	212.5
Selling, general and administrative	91.5	74.1
Intangible amortization and impairments	21.1	31.9
Interest expense	19.5	23.8
Depreciation and other amortization	6.2	4.6
Other expenses (net)	13.1	12.3
Total consolidated expenses	**373.4**	**359.2**
Equity method income (net)[2]	**10.3**	**17.0**
Investment and other income	6.7	12.7
Income before income taxes	192.6	165.3
Income tax expense	30.5	37.5
Net income	**162.1**	**127.8**
Net income (non-controlling interests)	(75.8)	(56.5)
Net income (controlling interest)	**$ 86.3**	**$ 71.3**
Average shares outstanding (basic)	50.4	46.3
Average shares outstanding (diluted)	50.4	46.5
Earnings per share (basic)	**$ 1.71**	**$ 1.54**
Earnings per share (diluted)	**$ 1.71**	**$ 1.53**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[1]

(in millions, except per share data)	Three Months Ended	
	9/30/2019	9/30/2020
Net income (controlling interest)	**$ 86.3**	**$ 71.3**
Intangible amortization and impairments	68.4	59.1
Intangible-related deferred taxes	3.5	27.0
Other economic items	1.2	(5.3)
Economic net income (controlling interest)	**$ 159.4**	**$ 152.1**
Average shares outstanding (adjusted diluted)	50.4	46.5
Economic earnings per share	**$ 3.16**	**$ 3.27**
Net income (controlling interest)	**$ 86.3**	**$ 71.3**
Interest expense	19.5	23.8
Income taxes	28.3	32.5
Intangible amortization and impairments	68.4	59.1
Other items	4.0	(5.5)
Adjusted EBITDA (controlling interest)	**$ 206.5**	**$ 181.2**

See Notes for additional information.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Nine Months Ended	
	9/30/2019	9/30/2020
Consolidated revenue	$ 1,684.0	$ 1,473.2
Consolidated expenses:		
Compensation and related expenses	708.2	636.9
Selling, general and administrative	283.3	237.9
Intangible amortization and impairments	72.0	133.4
Interest expense	57.4	65.6
Depreciation and other amortization	16.7	14.7
Other expenses (net)	36.2	34.6
Total consolidated expenses	**1,173.8**	**1,123.1**
Equity method loss (net)[2]	(318.5)	(78.8)
Investment and other income	22.0	2.9
Income before income taxes	213.7	274.2
Income tax expense	4.4	43.0
Net income	**209.3**	**231.2**
Net income (non-controlling interests)	(216.1)	(144.9)
Net income (loss) (controlling interest)	$ (6.8)	$ 86.3
Average shares outstanding (basic)	51.1	47.1
Average shares outstanding (diluted)	51.1	47.2
Earnings (loss) per share (basic)	$ (0.13)	$ 1.83
Earnings (loss) per share (diluted)	$ (0.13)	$ 1.83

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[1]

(in millions, except per share data)	Nine Months Ended	
	9/30/2019	9/30/2020
Net income (loss) (controlling interest)	$ (6.8)	$ 86.3
Intangible amortization and impairments	583.5	341.1
Intangible-related deferred taxes	(83.6)	(7.1)
Other economic items	5.4	12.7
Economic net income (controlling interest)	$ 498.5	$ 433.0
Average shares outstanding (adjusted diluted)	51.1	47.2
Economic earnings per share	$ 9.75	$ 9.17
Net income (loss) (controlling interest)	$ (6.8)	$ 86.3
Interest expense	57.4	65.6
Income taxes	(3.1)	33.7
Intangible amortization and impairments	583.5	341.1
Other items	10.3	16.9
Adjusted EBITDA (controlling interest)	$ 641.3	$ 543.6

See Notes for additional information

CONSOLIDATED BALANCE SHEET

(in millions)	Period Ended	
	12/31/2019	9/30/2020
Assets		
Cash and cash equivalents	$ 539.6	$ 929.4
Receivables	417.1	404.8
Investments in marketable securities	59.4	68.2
Goodwill	2,651.7	2,638.8
Acquired client relationships (net)	1,182.0	1,035.2
Equity method investments in Affiliates (net)	2,195.6	1,974.7
Fixed assets (net)	92.3	81.6
Other investments	211.8	223.5
Other assets	304.0	313.3
Total assets	$ 7,653.5	$ 7,669.5
Liabilities and Equity		
Payables and accrued liabilities	$ 634.6	$ 514.8
Debt	1,793.8	2,310.8
Deferred income tax liability (net)	450.2	400.4
Other liabilities	359.1	463.1
Total liabilities	3,237.7	3,689.1
Redeemable non-controlling interests	916.7	652.0
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	707.2	764.1
Accumulated other comprehensive loss	(108.8)	(154.9)
Retained earnings	3,819.8	3,890.1
	4,418.8	4,499.9
Less: treasury stock, at cost	(1,481.3)	(1,651.0)
Total stockholders' equity	2,937.5	2,848.9
Non-controlling interests	561.6	479.5
Total equity	3,499.1	3,328.4
Total liabilities and equity	$ 7,653.5	$ 7,669.5

Notes

(1) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest) and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, gains and losses on general partner and seed capital investments, and adjustments to our contingent payment arrangements. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (loss) (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment arrangements), certain Affiliate equity expenses, and gains and losses on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, the potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

	Three Months Ended		Nine Months Ended	
(in millions)	9/30/2019	9/30/2020	9/30/2019	9/30/2020
Average shares outstanding (diluted)	50.4	46.5	51.1	47.2
Stock options and restricted stock units	—	—	0.0	—
Average shares outstanding (adjusted diluted)	50.4	46.5	51.1	47.2

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (loss) (controlling interest), Earnings per share or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

(2) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (loss) (net):

	Three Months Ended		Nine Months Ended	
(in millions)	9/30/2019	9/30/2020	9/30/2019	9/30/2020
Equity method earnings	$ 62.4	$ 51.3	$ 210.6	$ 171.7
Equity method intangible amortization and impairments	(52.1)	(34.3)	(529.1)	(250.5)
Equity method income (loss) (net)	$ 10.3	$ 17.0	$ (318.5)	$ (78.8)

Forward Looking Statements and Other Matters

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates" or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics (including COVID-19) and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings and other risks, uncertainties and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.